UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

J.CREW GROUP, INC.

(Name of Issuer)

J.CREW GROUP, INC.

CHINOS HOLDINGS, INC.

CHINOS ACQUISITION CORPORATION

TPG PARTNERS VI, L.P.

GREEN EQUITY INVESTORS V, L.P.

GREEN EQUITY INVESTORS SIDE V, L.P.

MILLARD S. DREXLER

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H402

(CUSIP Number of Class of Securities)

J.Crew Group, Inc. c/o Corporate Secretary 770 Broadway New York, NY 10003 (212) 209-2500	Ronald Cami, Esq. General Counsel TPG Capital, L.P 345 California Street, Suite 3300 San Francisco (415) 743-1500

Michael Gennaro Chief Operating Officer Leonard Green & Partners, L.P. 11111 Santa Monica Blvd., #2000 Los Angeles, CA 90025 (310) 954-0444	Millard S. Drexler c/o J.Crew Group, Inc. 770 Broadway New York, NY 10003 (212) 209-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott A. Barshay, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Daniel S. Sternberg, Esq. Matthew P. Salerno, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Alfred O. Rose, Esq. Julie H. Jones, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02119 (617) 951-7000

Jack H. Nusbaum, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Howard A. Sobel, Esq. Jason H. Silvera, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,991,101,723	$213,265.55

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 63,934,844 shares of common stock (including restricted shares) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub (each, as defined in this Schedule 13E-3) on November 19, 2010, multiplied (2) by $43.50 per share (the “Per Share Merger Consideration”) and (B) (1) 8,307,717 shares of common stock underlying outstanding options of the Company as of November 19, 2010, multiplied by (2) the excess of the Per Share Merger Consideration over the weighted average exercise price of $18.23.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $213,265.55

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: J.Crew Group, Inc.

Date Filed: December 6, 2010

Introduction

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): J.Crew Group, Inc., a Delaware corporation (“J.Crew,” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; TPG Partners VI, L.P., a Delaware limited partnership (“TPG VI”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), Chinos Holdings, Inc., a Delaware corporation (“Parent”), Chinos Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”) and Millard S. Drexler, Chairman and Chief Executive Officer of the Company.

On November 23, 2010, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by TPG VI, GEI V and GEI Side V. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the special meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Company Common Stock will be converted automatically into the right to receive $43.50 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares to be contributed to Parent by Mr. Drexler and affiliated trusts (collectively, the “Rollover Investors”) pursuant to an equity rollover agreement between Parent and the Rollover Investors (the “Rollover Agreement”) immediately prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

(a) Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “J.Crew Group, Inc. common stock, par value $ 0.01 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3. Identity and Background of Filing Person.

(a) Name and Address. J.Crew Group, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties” is incorporated herein by reference.

J.Crew Group, Inc: Set forth below for each director and executive officer of the Company is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. None of the Company nor any of the Company’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Company nor any of the Company’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed below, with the exception of Ms. Reisman, are citizens of the United States. Ms. Reisman is a citizen of Canada.

Executive Officers

Trish Donnelly. Ms. Donnelly has been the Company’s Executive Vice President – Direct since November 2009 and before that served as Senior Vice President- Direct Merchandising since October 2007. Prior to that she served as Vice President of Direct Merchandising from January 2005. She joined J.Crew in January 2004 as DMM – Men’s and Women’s Footwear & Accessories. Prior to joining J.Crew, Ms. Donnelly served as Director of Retail Merchandising, Chief Merchant for Cole Haan from 2001 through 2004 and held various positions at Polo Ralph Lauren from 1988 through 2001.

Millard Drexler. Mr. Drexler has been the Company’s Chief Executive Officer, Chairman of the Board and a director since 2003. Before joining J.Crew, Mr. Drexler was Chief Executive Officer of The Gap, Inc. from 1995 until 2002, and was President of The Gap, Inc. from 1987 to 1995. Mr. Drexler also serves on the Board of Directors and Compensation and Nominating and Corporate Governance Committees of Apple, Inc.

Jenna Lyons. Ms. Lyons has been the Company’s President-Executive Creative Director since July 2010, and before that served as Executive Creative Director since April 2010. Prior to that, she was Creative Director since 2007 and, before that, was Senior Vice President of Women’s Design since 2005. Ms. Lyons joined J.Crew in 1990 as an Assistant Designer and has held a variety of positions within the Company, including Designer from 1994 to 1995, Design Director from 1996 to 1998, Senior Design Director in 1999, Vice President of Women’s Design from 1999 to 2005.

Lynda Markoe. Ms. Markoe has been the Company’s Executive Vice President – Human Resources since 2007 and was previously Vice President and then Senior Vice President – Human Resources since 2003. Before joining J.Crew, Ms. Markoe worked at The Gap, Inc. where she held a variety of positions over 15 years.

James Scully. Mr. Scully has been the Company’s Chief Administrative Officer and Chief Financial Officer since 2008. Prior to that, he was our Executive Vice President and Chief Financial Officer since 2005. Prior to joining J.Crew, Mr. Scully served as Executive Vice President of Human Resources and Strategic Planning of Saks Incorporated from 2004. Before that Mr. Scully served as Saks Incorporated’s Senior Vice President of Strategic and Financial Planning from 1999 to 2004 and as Senior Vice President, Treasurer from 1997 to 1999. Prior to joining Saks Incorporated, Mr. Scully held the position of Senior Vice President of Corporate Finance at Bank of America (formerly NationsBank) from 1994 to 1997.

Libby Wadle. Ms. Wadle has been the Company’s Executive Vice President – Retail and Factory since July 2010, and before that, served as Executive Vice President – Factory and Madewell since 2007. Before that Ms. Wadle served as Vice President and then Senior Vice President of J.Crew Factory since 2004. Prior to joining J.Crew, Ms. Wadle was Division Vice President of Women’s Merchandising at Coach, Inc. from 2003 to 2004 and held various merchandising positions at The Gap, Inc. from 1995 to 2003.

Directors (other than Mr. Drexler)

Mary Ann Casati. Ms. Casati has been a director since 2006. Ms. Casati is a founding partner of Circle Financial Group LLC, a private wealth management membership practice, and has served as such since 2003. Prior to that, Ms. Casati was a partner and managing director of The Goldman Sachs Group, Inc. where she was employed for twenty years and developed and ran their Global Retailing Industry Investment Banking business.

James Coulter. Mr. Coulter has been a director since 1997. Mr. Coulter is a founding partner of TPG Capital, L.P. where he has worked since 1992.

Steven Grand-Jean. Mr. Grand-Jean has been a director since 2003. Mr. Grand-Jean has been President of Grand-Jean Capital Management for more than five years. Grand-Jean Capital Management provides financial advisory and investment services to the Drexler family, including a family foundation established by Mr. Drexler, and receives customary compensation for those services.

David House. Mr. House has been a director since 2007. Mr. House is Chairman of Serenoa LLC, a family-owned investment business. Prior to that, Mr. House was Group President of the Global Network and Establishment Services and Travelers Cheques and Prepaid Services businesses at American Express Company, a diversified global travel and financial services company, from 2000 until 2006 and served on its Global Leadership Team during this period. He joined American Express in 1993 and held various senior positions there prior to assuming his global role as a Group President. Mr. House also serves on the Board of Directors of Modern Bank.

Heather Reisman. Ms. Reisman has been a director since 2007. She is the founder of Indigo Books & Music, Inc., a Canadian book and music retailer, and has served as its Chief Executive Officer since 1996. Ms. Reisman also serves on the Board of Directors of Onex Corporation.

Stuart Sloan. Mr. Sloan has been a director since 2003. Mr. Sloan is the founder of Sloan Capital Companies, a private investment company, and has been a Principal thereof since 1984. Mr. Sloan was also the Chairman of the Board from 1986 to 1998 and the Chief Executive Officer from 1991 to 1996 of Quality Food Centers, Inc., a supermarket chain. Mr. Sloan also serves on the Board of Directors and Compensation Committee of Anixter International, Inc. He previously served on the Boards of Directors of Rite Aid Corporation from 2000 to 2007 and Clearwire Corporation from 2004 to 2008.

Stephen Squeri. Mr. Squeri has been a director since September 2010. Mr. Squeri is group president of global services and chief information officer at American Express Company since 2009. Mr. Squeri joined American Express in 1985 and has held various senior positions since then, including executive vice president and chief information officer from 2005 to 2009, president of the Global Commercial Card division from 2002 to 2005 and president of Establishment Services Canada and the United States from 2000 to 2001. Prior to joining American Express, Mr. Squeri was a management consultant at Arthur Andersen and Company from 1981 to 1985.

Josh Weston. Mr. Weston has been a director since 1998. Mr. Weston also served as Honorary Chairman of the Board of Directors of Automatic Data Processing, a computing services business, from 1998 to 2004. Mr. Weston was Chairman of the Board of Directors of Automatic Data Processing from 1996 until 1998, and Chairman and Chief Executive Officer for more than five years prior thereto. Mr. Weston also serves on the Board of Directors and Compensation Committee of Gentiva Health Services, Inc. He previously served on the Board of Directors of Russ Berrie and Company, Inc. from 1999 until 2007.

TPG VI, GEI V and GEI Side V Entities Information: Set forth below for each director or officer of TPG Group Holdings (SBS) Advisors, Inc. (“SBS Advisors”) (the ultimate general partner of TPG VI), GEI Capital V, LLC (“GEI Capital”) (the general partner of each of GEI V and GEI V Side), Parent and Merger Sub, is his or her respective present principal occupation or employment, the name of the organization in which such occupation or employment is conducted and the five-year employment history of each such person. The directors of each of SBS Advisors, Parent and Merger Sub are David Bonderman and James G. Coulter, and the officers of each of SBS Advisors, Parent and Merger Sub are David Bonderman (President), James G. Coulter (Senior Vice President), Ronald Cami (Vice President and Secretary), John E. Viola (Vice President and Treasurer), David C. Reintjes (Chief Compliance Officer and Assistant Secretary), G. Douglas Puckett (Assistant Treasurer) and Steven A. Willmann (Assistant Treasurer). The managers of GEI Capital are Jonathan D. Sokoloff, John G. Danhakl and Peter J. Nolan.

During the past five years, none of Parent, Merger Sub, TPG VI, SBS Advisors, GEI V, GEI Side V, GEI Capital, and none of their respective directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of Parent, Merger Sub, TPG VI, SBS Advisors, GEI V, GEI Side V, GEI Capital, and none of their respective directors and executive officers has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each of the individuals listed below are citizens of the United States.

TPG VI

James G. Coulter is a founding partner of TPG, where he has worked since 1992.

David Bonderman is a founding partner of TPG, where he has worked since 1992.

Ronald Cami is a Partner and General Counsel of TPG and a member of the firm’s Management Committee. From 2000 until he joined TPG in 2010, Mr. Cami was partner at the law firm Cravath, Swaine & Moore LLP.

David Reintjes is the Chief Compliance Officer and Deputy General Counsel of TPG. Prior to joining TPG in 2007, Mr. Reintjes was a member of the corporate practice group at Sonnenschein Nath & Rosenthal LLP.

Doug Puckett is the Tax Director for TPG, where he has worked since 2002.

John E. Viola is a partner and the Chief Financial Officer of TPG, where he has worked since 2001.

Steven Willmann is the Treasurer of TPG. Prior to joining TPG in 2007, Mr. Willmann was a Vice President at JPMorgan Chase & Co., where he spent nine years as a corporate banker.

GEI V and GEI Side V

John G. Danhakl is a Managing Partner at Leonard Green, where he has worked since 1995.

Peter J. Nolan is a Managing Partner at Leonard Green, where he has worked since 1997.

Jonathan D. Sokoloff is a Managing Partner at Leonard Green, where he has worked since 1990.

Items 4. Terms of the Transaction.

(a) (1) Not applicable.

(a) (2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger—Rollover Financing”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger—Rollover Financing”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

“MARKET PRICE AND DIVIDEND INFORMATION”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Alternatives to Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Options, Restricted Shares and Other Equity Awards”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

Item 8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the MD Parties Regarding the Fairness of the Merger”

Annex B—FINANCIAL ADVISOR OPINION

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

“SPECIAL FACTORS—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) -(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10. Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—Financing Covenant; Company Cooperation”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—MERGER AGREEMENT

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the MD Parties Regarding the Fairness of the Merger”

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information.

(b) Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Preliminary Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 6, 2010 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub (the term sheet attached as exhibits to such Debt Commitment Letter will be filed by amendment).

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.

(d)(3)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2010.

(d)(4)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(5)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.CREW GROUP, INC.

By:	/s/ James S. Scully
James S.Scully
Chief Administrative Officer and Chief Financial Officer

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS HOLDINGS, INC.

By:	/s/ Ronald Cami
Ronald Cami
Vice President

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Ronald Cami
Vice President

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPG PARTNERS VI, L.P.

By:	TPG GenPar VI, L.P., its General Partner

By:	TPG GenPar VI Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Ronald Cami
Vice President

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS SIDE V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Dated: December 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MILLARD S. DREXLER

/s/ Millard S. Drexler

Dated: December 6, 2010

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 6, 2010 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub (the term sheet attached as exhibits to such Debt Commitment Letter will be filed by amendment).

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J. Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.

(d)(3)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed by J.Crew Group, Inc. with the SEC on November 26, 2010.

(d)(4)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(5)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g)	None.